HEI Exhibit 4.1

AMENDMENT 2020-1 TO THE
HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

This Amendment 2020-1 is intended to correct an “Operational Failure,” as defined in Section 5.01(2)(b) of Revenue Procedure 2018-52 (now Revenue Procedure 2019-19), which sets forth the rules and requirements of the Employee Plans Compliance Resolution System. On December 28, 2018, the proposed correction was submitted to the Internal Revenue Service (the “Service”) under the Voluntary Correction Program. The correction was approved by the Service in a Compliance Statement dated February 19, 2020.

Effective June 8, 2018, the following is added at the end of Section 4.3(e)(viii) of the Plan (as the Plan read prior to Amendment 2019-1):

The restrictions imposed by this paragraph have not been applied to Participants and Beneficiaries who directed investment exchanges/transfers using the Trustee’s auto-rebalance feature. Investment exchanges/transfers made in violation of these restrictions from October 17, 2008 through June 8, 2018 are grandfathered. This means that Participants and Beneficiaries who were able to make exchanges/transfers in excess of what is permitted by these restrictions will not be required to reduce their holdings in the Company Stock Fund. Effective June 8, 2018, the restrictions are re-imposed on all investment exchanges/transfers.

TO RECORD the adoption of this Amendment 2020-1, the Hawaiian Electric Industries, Inc. Pension Investment Committee has executed this document March 13, 2020.

HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
By_/s/ Kurt K. Murao____________________
Its Secretary